Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 9, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA




08000155

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated January 5, 2008 convening the Board Meeting of the company on January 17, 2008, to consider, inter alia the unaudited financial results of the company for the quarter ended December 31, 2007.
2.	Letters dated January 7, 2008 on announcement of postal ballot results.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 5, 2008

The Manager
Department of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: Unaudited Financial Results (Provisional) for the quarter ended December 31, 2007

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Thursday, January 17, 2008, inter alia, to consider and take on record the Unaudited Financial Results (Provisional) of the Company for the quarter ended December 31, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 5, 2008

The Assistant Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex,
Bandra (East), Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol: REL

Dear Sirs,

Sub: Unaudited Financial Results (Provisional) for the quarter ended December 31, 2007

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Thursday, January 17, 2008, inter alia, to consider and take on record the Unaudited Financial Results (Provisional) of the Company for the quarter ended December 31, 2007.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 7, 2008

The Manager
Department of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719

Dear Sirs,

Sub: Declaration of results of Resolutions passed through Postal Ballot

We refer to our letter dated December 11, 2007 enclosing therewith the Postal Ballot Notice dated December 5, 2007 together with Postal Ballot Form sent to the Members of the company for seeking their approval to the businesses listed therein, by Postal Ballot pursuant to Section 192A of the Companies Act, 1956, read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001.

Shri Anil Lohia, Chartered Accountant appointed as Scrutinizer by the Board of Directors at their meeting held on December 2, 2007 has submitted his report dated January 7, 2008, on postal ballot forms received from Members. Based on the report submitted by the Scrutinizer, the result of the resolutions passed through Postal Ballot has been declared on January 7, 2008.

The following Resolutions are carried with requisite majority.

Kindly bring the above to the notice of members.

Resolution No. as given in Postal Ballot Notice dated 05.12.2007	**Type of Resolution**	**Description**
1	Ordinary Resolution	Increase in the Authorised Share Capital and amendment to the Memorandum of Association
2	Special Resolution	Alteration in Articles of Association pursuant to increase in the Authorised Share Capital of the Company.

3	Special Resolution	Raising of additional long terms funds by issue of up to 4,30,00,000 warrants entitling the holders to subscribe to an equivalent number of equity shares of Rs. 10 each of the company by the promoters and/or entity/entities in the promoter group of the company on a preferential allotment basis.
4	Special Resolution	Raising of funds for an amount not exceeding Rs 5,000 crore through issue of securities in the international markets

Kindly take the same on your record.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 7, 2008

The Assistant Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38

Dear Sirs,

Sub: Declaration of results of Resolutions passed through Postal Ballot

We refer to our letter dated December 11, 2007 enclosing therewith the Postal Ballot Notice dated December 5, 2007 together with Postal Ballot Form sent to the Members of the company for seeking their approval to the businesses listed therein, by Postal Ballot pursuant to Section 192A of the Companies Act, 1956, read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001.

Shri Anil Lohia, Chartered Accountant appointed as Scrutinizer by the Board of Directors at their meeting held on December 2, 2007 has submitted his report dated January 7, 2008, on postal ballot forms received from Members. Based on the report submitted by the Scrutinizer, the result of the resolutions passed through Postal Ballot has been declared on January 7, 2008.

The following Resolutions are carried with requisite majority.

Kindly bring the above to the notice of members.

Resolution No. as given in Postal Ballot Notice dated 05.12.2007	Type of Resolution	Description
1	Ordinary Resolution	Increase in the Authorised Share Capital and amendment to the Memorandum of Association
2	Special Resolution	Alteration in Articles of Association pursuant to increase in the Authorised Share Capital of the Company.

3	Special Resolution	Raising of additional long terms funds by issue of up to 4,30,00,000 warrants entitling the holders to subscribe to an equivalent number of equity shares of Rs. 10 each of the company by the promoters and/or entity/entities in the promoter group of the company on a preferential allotment basis.
4	Special Resolution	Raising of funds for an amount not exceeding Rs. 5,000 crore through issue of securities in the international markets

Kindly take the same on your record.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 8, 2008

Mr. Paul M Dudek
Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Dear Mr. Paul M Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated January 8, 2008 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the said Exchanges for the quarter ended December 31, 2007

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited




Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 8, 2008

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: REL

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended December 31, 2007

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended December 31, 2007.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited




Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl.: As above



Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

January 8, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended December 31, 2007

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended December 31, 2007.

Kindly take the same on record.

Yours faithfully
For Reliance Energy Limited




Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl.: As above



I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE ENERGY LIMITED

Scrip Code : 500390 **As on: 31st December, 2007**

Category Code	Category of Shareholder	No of Share holders	Total No of Shares	Number of shares held in dematerialised form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	663378	663371	0.28	0.28
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	16	81365268	81363612	34.86	34.40
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**27**	**82028646**	**82026983**	**35.15**	**34.68**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**27**	**82028646**	**82026983**	**35.15**	**34.68**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	319	13291439	13248342	5.70	5.62
(b)	Financial Institutions/Banks	395	690828	674095	0.30	0.29
(c)	Central Government/State Governments	54	81776	4218	0.04	0.03
(d)	Venture Capital Funds	0	0	0	0.00	0.00


Reliance Energy Limited

(e)	Insurance Companies	20	42392606	42392015	18.16	17.9
(f)	Foreign Institutional Investors	554	49361143	49140589	21.15	20.8
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.0
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1342**	**105817792**	**105459259**	**45.34**	**44.7**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	7398	15454017	15331078	6.62	6.5
(b)	i. Individual shareholders holding nominal share capital up to Rs.1 Lakh	1514884	26505031	20081972	11.36	11.2
	ii. Individual shareholders holding nominal share capital in excess of Rs.1 Lakh	64	1894961	1853699	0.81	0.8
(c)	Any Other (Specify)				0.00	0.0
1	Trustee	0	0	0	0.00	0.0
2	NRIs/OCBs	17157	1445597	1013626	0.62	0.61
3	Pending Confirmation*	0	230001	0	0.10	0.1
	Sub -Total (B)(2)	**1539503**	**45529607**	**38280375**	**19.51**	**19.25**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1540845**	**151347399**	**143739634**	**64.85**	**63.99**
	TOTAL (A) +(B)	**1540872**	**233376045**	**225766617**	**100.00**	**98.68**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**4**	**3126811**	**3103619**	**0.00**	**1.32**
	GRAND TOTAL (A)+(B)+(C)	**1540876**	**236502856**	**228870236**	**100.00**	**100.00**

* Physical shares pending for demat confirmation (Includes this time Shares 2,27,834 allotment on conversion of FCCBonds)


Reliance Energy Limited

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares {i.e. Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	AAA PROJECT VENTURES PRIVATE LIMITED	8 04 98 937	34.04
2	RELIANCE CAPITAL LIMITED	1 653	0.00
3	RELIANCE INNOVENTURES PRIVATE LIMITED	8 64 675	0.37
4	KOKILA D AMBANI	2 74 891	0.12
5	ANIL D AMBANI	1 39 437	0.06
6	JAIANMOL A. AMBANI	1 25 231	0.05
7	TINA A AMBANI	1 23 812	0.05
8	JAIANSHUL A. AMBANI	7	0.00
9	HANSDHWANI TRADING COMPANY PVT LTD	3	0.00
	TOTAL	**8 20 28 646**	**34.68**


Reliance Energy Limited

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e. Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	2 66 22 477	11.26
2	MORGAN STANLEY MAURITIUS COMPANY LIMITED	1 02 10 257	4.32
3	RELIANCE CAPITAL TRUSTEE COMPANY LIMITED	50 14 375	2.12
4	THE NEW INDIA ASSURANCE COMPANY LIMITED	48 48 113	2.05
5	MERRILL LYNCH CAPITAL MARKETS ESPANA S.A. S.V.	41 79 683	1.77
6	THE ORIENTAL INSURANCE COMPANY LIMITED	33 72 475	1.43
7	GENERAL INSURANCE CORPORATION OF INDIA	31 47 389	1.33
8	THE BANK OF NEW YORK	31 26 811	1.32
9	UTI - MUTUAL FUNDS	28 27 285	1.20
10	CITIGROUP GLOBAL MARKETS MAURITIUS PRIVATE LIMITED	24 27 841	1.03
11	IXIS CORPORATE AND INVESTMENT BANK	23 80 000	1.01
	TOTAL	**6 81 56 706**	**28.82**


Reliance Energy Limited

I(d) **Statement showing details of locked -in shares**

Sr. No.	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA PROJECT VENTURES PRIVATE LIMITED	2 58 16 000	10.92
	TOTAL	**2 58 16 000**	**10.92**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	10 42 270	31 26 811	1.32
	TOTAL		**31 26 811**	**1.32**

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs, etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e. Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	Bank of New York as Depositary for GDR holders *	GDR	31 26 811	1.32
	TOTAL		**31 26 811**	**1.32**

END


Reliance Energy Limited